Item 77I Deutsche Communications Fund and
Deutsche Real Estate Securities Fund (each a series of Deutsche Securities Trust)

The Class B shares of each of Deutsche
Communications Fund and Deutsche Real Estate
Securities Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, each Fund's "Class
B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.